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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*







                   ISB FINANCIAL CORPORATION
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                        (Name of Issuer)




            COMMON STOCK, $1.00 PAR VALUE PER SHARE
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                 (Title of Class of Securities)




                          450091 10 3
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                         (CUSIP Number)













                        Page 1 of 6 Pages
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CUSIP NO. 450091 10 3                          Page 2 of 6 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ISB Financial Corporation Employee Stock Ownership Plan Trust
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                (b) [ ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Louisiana
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5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER
    392,113
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6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED VOTING POWER
    197,956
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE DISPOSITIVE POWER
    392,113
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SHARED DISPOSITIVE POWER
    197,956
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    590,069
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES                                                         [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    8.5%
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12. TYPE OF REPORTING PERSON
    EP
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CUSIP NO. 450091 10 3                        Page 3 of 6 Pages
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Item 1(a).    Name of Issuer:

              ISB Financial Corporation

Item 1(b).    Address of Issuer's Principal Executive Office:

              1101 E. Admiral Doyle Drive
              New Iberia, Louisiana  70560

Item 2(a).    Name of Person Filing:

              ISB Financial Corporation Employee Stock Ownership Plan Trust.

Item 2(b).    Address of Principal Business Office, or, if None, Residence:

              ISB Financial Corporation
              1101 E. Admiral Doyle Drive
              New Iberia, Louisiana  70560

Item 2(c).    Citizenship:

              Louisiana

Item 2(d).    Title of Class of Securities:

              Common Stock, $1.00 par value per share.

Item 2(e).    CUSIP Number:

              450091 10 3.

Item 3. If statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.
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CUSIP NO. 450091 10 3                        Page 4 of 6 Pages
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Item 4.       Ownership.

              (a)   Amount beneficially owned:

                    590,069

              (b)   Percent of class:

                    8.5%

              (c)   Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote  392,113
                                                             -------
              (ii)  Shared power to vote or to direct the vote
                    197,956
                    -------
              (iii) Sole power to dispose or to direct the disposition of
                    392,113
                    -------
              (iv)  Shared power to dispose or to direct the disposition of
                    197,956
                    -------

Item 5.    Ownership of five percent or less of a class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Cecil C. Broussard, William H. Fenstermaker and E. Stewart Shea, III are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the ISB Financial Corporation Employee Stock Ownership Plan ("ESOP") which holds 392,113 shares of common stock which have not been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. In addition, a total of 197,956 shares held in the Trust have been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to such participating employees direction and, as a result of such shared voting power, are included in the shares beneficially owned by the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.
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CUSIP NO. 450091 10 3                        Page 5 of 6 Pages
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Item 10.  Certification.

          By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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CUSIP NO. 450091 10 3                        Page 6 of 6 Pages
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                          SIGNATURE



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.


                             ISB FINANCIAL CORPORATION EMPLOYEE
                             STOCK OWNERSHIP PLAN TRUST



Date:  February 11, 1998    By:  /s/Cecil C. Broussard
                                 -----------------------------------------
                                 Cecil C. Broussard
                                 Trustee for the ISB Financial Corporation
                                 Employee Stock Ownership Plan Trust



Date:  February 11, 1998   By:  /s/William H. Fenstermaker
                                -------------------------------------------
                                William H. Fenstermaker
                                Trustee for the ISB Financial Corporation
                                Employee Stock Ownership Plan Trust



Date:  February 11, 1998   By:  /s/E. Stewart Shea, III
                                -------------------------------------------
                                E. Stewart Shea, III
                                Trustee for the ISB Financial Corporation
                                Employee Stock Ownership Plan Trust
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